Exhibit 99.1

Sandstorm Gold announces strategic investment in Luna Gold

VANCOUVER, Aug. 5, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has agreed to enter into a strategic investment agreement (the "Investment Agreement") with Luna Gold Corp. ("Luna"), as part of which, Sandstorm will participate in a Luna non-brokered private placement (the "Placement").

Strategic Investment Agreement
The Placement involves Luna issuing up to 30 million common shares (the "Placement Shares") at a price of $1.02 per share, for gross proceeds of up to $30,600,000. Pursuant to the Investment Agreement, Sandstorm will purchase a minimum of 19.5 million of the Placement Shares, which when combined with the 8.5 million shares of Luna already owned by the Company, will result in Sandstorm becoming the largest shareholder of Luna, owning approximately 19.8% of Luna's issued and outstanding shares. Sandstorm will have the right to maintain its ownership percentage of Luna through future private placements or public offerings so long as the Company owns greater than 15% of Luna's issued and outstanding shares.

The Placement is necessary due to a combination of lower than estimated cash flow and cost overruns at Aurizona, also requiring Luna to delay the completion of the Phase One Expansion at the mine. Luna has revised its 2014 production guidance to a range of 75,000 to 80,000 ounces of gold.

The Investment Agreement will allow Sandstorm to appoint one member to Luna's Board of Directors. David Awram, Senior Executive Vice President of Sandstorm, will assume the Luna directorship role. The Chairman of Luna's Board of Directors, Luis Baertl, has resigned and will be succeeded by the current Lead Independent Director, Steven Krause. Mr. Baertl will remain a Director of Luna.

Gold Stream Discussions
Sandstorm and Luna have commenced discussions related to the potential modification of the Aurizona gold stream. The focus of the discussions is to explore opportunities that will increase value for both Sandstorm and Luna shareholders with the goal of improving Luna's access to capital, accelerating production and cash flow to both Sandstorm and Luna and leveraging the highly prospective brownfields and greenfields exploration targets. Sandstorm currently holds a gold stream agreement to purchase 17% of the life of mine gold produced from the open-pit operations at Aurizona at a per ounce price of US$404 (increasing 1% annually).

Sandstorm's President and CEO Nolan Watson commented, "The interests of Sandstorm and Luna are very much aligned and we are committed to working together in order to unlock as much value as possible for our respective shareholders."

Prior to completion of the Placement, Sandstorm owned 8.5 million shares of Luna (approximately 7%) and upon completion of the Placement, Sandstorm will have ownership of 28 million shares of Luna (approximately 19.8%). The Placement Shares will be acquired for investment purposes. Sandstorm does not have any present intention to acquire ownership of, or control over, additional securities of Luna. It is the intention of Sandstorm to evaluate its investment in Luna on a continuing basis and such holdings may be increased or decreased in the future. The common shares of Luna are listed on the TSX, and the Placement Shares will be issued from treasury. The Placement and the issuance of the Placement Shares are conditional upon receipt of approval of the Toronto Stock Exchange. Sandstorm relied on Section 2.10 of National Instrument 45-106 - Prospectus and Registration Exemptions in the acquisition of the Placement Shares. The address of Sandstorm for the purposes of National Instrument 62-103 – Take-over Bids and Special Transactions is 400 Burrard Street, Suite 1400, Vancouver, British Columbia V6C 3A6. A copy of Sandstorm's Early Warning Report will be available on Luna's profile on SEDAR at www.sedar.com or by contacting Sandstorm at the numbers shown below.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of nine streams and twenty-eight royalties, fourteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: David Awram, Sr. Executive Vice President, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 17:10e 05-AUG-14